[LOGO OMITTED]  Koor Industries Ltd.


KOOR INDUSTRIES LTD. ANNOUNCES CHANGES TO THE MANAGEMENT TEAM


ROSH HA'AYIN, Israel - May 24, 2005 - Koor Industries Ltd. (NYSE: KOR), (the "Company", "Koor") a leading Israeli investment holding company, announced today that Yuval Yanai, Senior Vice President and Chief Financial Officer has announced his intention to leave the company after five years of dedicated work. Mr. Ran Maidan, current Chief Financial Officer of the Elisra Group, and former Vice President Mergers, Acquisitions and Taxation of Koor Industries is due to replace Mr. Yanai as Chief Financial Officer starting September 1, 2005. Mr. Maidan is a Chartered Public Accountant and holds an MBA from Bar Ilan University, Israel.

Mr. Kolber commented "Yuval Yanai, who joined Koor in July 2000 and was a key player in navigating the company through challenging times, is leaving behind a healthy, strong and growing company. I would like to thank Yuval for his tremendous contribution to the company and for helping to bring it to where it stands today. Mr. Maidan joins Koor as CFO after working several years within the Koor Group. Mr. Maidan brings with him substantial knowledge and experience in mergers, acquisitions, taxation and finance in this period of investment and growth".

About Koor
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks and ECTel (NASDAQ: ECTX); in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in defense electronics through the Elisra Defense Group, Tadiran Communications (TASE: TDCM) and Elbit Systems (NASDAQ: ESLT); and in promising start-ups through Koor Corporate Venture Capital ("KCVC"). Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries Ltd.,
Tel. +9723 9008 310
or Fiona Darmon - Director of Corporate Communications, Koor Industries Ltd., Tel. +9723 9008 417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.